

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 12, 2009

Via U.S. Mail and Facsimile to (619) 330-2628

Mr. Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
1848 Commercial Street
San Diego, California 92113

>   **Re:** **Helix Wind, Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 10, 2009**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2009**
>   **Filed August 14, 2009**
>   **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
>   **March 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **File No. 000-52107**

Dear Mr. Claudio:

We have reviewed your response dated October 22, 2009, and have the following comments. Where indicated, we think you should revise your Form 10-K and Forms 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to the Form 10-K for the Fiscal Year Ended December 31, 2009 filed August 14, 2009

Exhibits 31 and 32

1.   We note that you intend to file another amendment to your Form 10-K. Please note that for any amendment filed to the Form 10-K, the 906 and 302 certifications must be signed by your current principal executive officer and principal financial officer. Please also note that the amendment to the Form 10-K should also continue to be labeled as that of the shell company that originally filed the document, Clearview Acquisitions, Inc. Please update the certifications required by Item 601(b)(31) and (32) of Regulation S-K in the amendment.

Amendment No 1 to the Form 10-Q for the Quarterly Period Ended March 31, 2009 filed August 14, 2009

Financial Statements

2.   Please refer to prior comment 5. We note your proposed revised disclosure of the correction of the error. However, please revise to provide a more detailed description of the nature of the error in accordance with section 250-10-50-7 of the FASB ASC (SFAS 154). We note the disclosure as currently stated does not provide investors with an adequate description of the errors and how they were corrected.

3.   Further, please be sure to also disclose the effect of the correction on each financial statement line item, including changes in your statements of cash flows.

Note 6. Derivative Liabilities

4.   We note from the information you provided in response to prior comment 9 that you issued the notes on various dates. As applicable, you may summarize the information presented by disclosing the ranges used for the various assumptions of the initial valuations during each quarter.

5.   Please refer to prior comment 10. Please reconcile for us the amounts related to the embedded conversion features and warrants recorded as loss on extinguishment of debt and interest expense with the value of the derivative liability at March 31, 2009 and June 30, 2009. For example, please show us how the amounts recorded during the three months ended June 30, 2009 are recorded within your roll forward of the derivative liability account.

As appropriate, please amend your Form 10-K and Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604, if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Kate Tillan
Assistant Chief Accountant